Exhibit 21.1
Subsidiaries of ArcSight, Inc.

Name Under Which
Name of Subsidiary	Jurisdiction of Incorporation	Subsidiary Conducts Business

ArcSight Limited	Canada	ArcSight Limited
ArcSight International, Inc.	Delaware	ArcSight International, Inc.
ArcSight (UK) Limited	England and Wales	ArcSight (UK) Limited
ArcSight (Hong Kong) Limited	Hong Kong	ArcSight (Hong Kong) Limited
ArcSight K.K.	Japan	ArcSight K.K.